STRATEGIC ACCELERATED REDEMPTION SECURITIES®
Strategic Accelerated Redemption Securities® Linked to the S&P 500® Index
Issuer	Bank of America Corporation (“BAC”)
Principal Amount	$10.00 per unit
Term	Approximately one year and one week, if not called on the first or second Observation Dates
Market Measure	The S&P 500® Index (Bloomberg symbol: “SPX”)
Automatic Call	Automatic call if the Observation Level of the Market Measure on any of the Observation Dates is equal to or greater than the starting value
Observation Level	The closing level of the Market Measure on any Observation Date
Observation Dates	Approximately six, nine, and twelve months after the pricing date
Call Premium
In the event of an automatic call, the amount payable per unit will be:
[$10.30 to $10.50] if called on the first Observation Date
[$10.45 to $10.75] if called on the second Observation Date
[$10.60 to $11.00] if called on the final Observation Date

Payout Profile at Maturity	If not called, 1-to-1 downside exposure to decreases in the Market Measure beyond a 5% decline, with up to 95% of your principal at risk
Threshold Value	95% of the Starting Value of the Market Measure
Interest Payments	None
Preliminary Offering Documents	https://www.sec.gov/Archives/edgar/data/70858/000152041216003340/bac-y89rdzlp7qowbywb_1324.htm
Exchange Listing	No
You should read the relevant Preliminary Offering Documents before you invest.
Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.
Risk Factors
Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:
●	If the notes are not automatically called, your investment may result in a loss; there is no guaranteed return of principal.
●
Payments on the notes are subject to the credit risk of BAC, and actual or perceived changes in the creditworthiness of BAC are expected to affect the value of the notes.  If BAC becomes insolvent or is unable to pay its obligations, you may lose your entire investment.

●	Your investment return is limited to the applicable Call Premium and may be less than a comparable investment directly in the stocks included in the Market Measure.
●	The initial estimated value of the notes on the pricing date will be less than their public offering price.
●	If you attempt to sell the notes prior to maturity, their market value may be lower than both the public offering price and the initial estimated value of the notes on the pricing date.
●
You will have no rights of a holder of the securities represented by the Market Measure, and you will not be entitled to receive securities or dividends or other distributions by the issuers of those securities.

Final terms will be set on the pricing date within the given range for the specified Market-Linked Investment.
Please see the Preliminary Offering Documents for complete product disclosure, including related risks and tax disclosure.

Bank of America Corporation (BAC) has filed a registration statement (which includes a prospectus) with the Securities and Exchange Commission (SEC) for the notes that are described in this Guidebook. Before you invest, you should carefully read the prospectus in that registration statement and other documents that BAC has filed with the SEC for more complete information about BAC and any offering described in this Guidebook. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. BAC's Central Index Key, or ClK, on the SEC website is 70858. Alternatively, Merrill Lynch will arrange to send you the prospectus and other documents relating to any offering described in this document if you so request by calling toll-free 1-866-294-1322. BAC faces risks that are specific to its business, and we encourage you to carefully consider these risks before making an investment in its securities.